Consent of Independent Registered Public Accounting Firm

The Board of Directors
National Research Corporation:

We consent to the incorporation by reference in the registration statements (File No. 333-52135 and No. 333-52143) on Form S-8 of National Research Corporation of our reports dated February 8, 2005, with respect to the consolidated balance sheets of National Research Corporation and subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004, and the related financial statement schedule, which report appears in the December 31, 2004, annual report on Form 10-K of National Research Corporation.

As discussed in note 1 to the consolidated financial statements, the Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002.

/s/ KPMG LLP

Lincoln, Nebraska
March 30, 2005